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Javier Castro, MBA

Founder & CEO at Gravatate, Inc.

Washington D.C. Metro Area · 500+ connections · **Contact info**

 Gravatate, Inc.

 University of Virginia - Darden Graduate School o...

About

Business strategist and serial entrepreneur best known for creativity, tenacity and ability to launch and grow new businesses and service lines.
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Experience



Founder & CEO
Gravatate, Inc.
Mar 2014 – Present · 5 yrs 7 mos
Reston, Virginia

Founder of a tech startup that has developed a simple collaboration and communication platform for business teams, boards, and committees

Managing Partner
Westline
Jul 2009 – Present · 10 yrs 3 mos

Westline Commercial Real Estate provides high-level real estate strategy, brokerage, and project management to increase value and return on investment for our clients.



Microsoft Direct B2B
Microsoft
Feb 2013 – Jun 2016 · 3 yrs 5 mos
Redmond, Washington

Member of management team who launched Microsoft's global direct B2B business. Team lead for cloud product commercialization for SMB market. Key contributor to new product programs on Microsoft devices and cloud products aimed primarily at SMB and education markets. Overall business growth achieved for the unit (from start-up) reached $450 million... See more

Managing Member
ROCK Investment Group, LLC
Jan 2007 – Jun 2009 · 2 yrs 6 mos

Real estate development and investment.

Director, USA
Graninter USA, Inc. (Grupo Levantina)
Jan 2002 – Dec 2006 · 5 yrs

President of US operations, from US startup to profitability.

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Education

University of Virginia - Darden Graduate School of Business Administration
Master of Business Administration (M.B.A.), Real Estate and Finance
1997 – 1999
Activities and Societies: Real Estate Club, Entrepreneurs Club, Finance Club, International Club

Real Estate Club, Entrepreneurs Club

Villanova University
Bachelor of Science (BS), Accounting
1989 – 1993
Activities and Societies: Mens Varsity Soccer, Zeta Psi Fraternity

Skills & Endorsements

Entrepreneurship · 20

Endorsed by **Marvin Powell and 1 other who is highly skilled at this**

Strategy · 14

Tim Kaufman and 13 connections have given endorsements for this skill

Investment Properties · 11

Mary Ellen Hickman, MBA and 10 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (2)

Jeremy F.
President and CEO at
Securis
August 27, 2010, Jeremy was a
client of Javier's

Westline was an excellent partner to lead our firm in selecting and constructing its new corporate headquarters. Westline underwrote our business on the frontend to properly assess our needs, and then established with us a coherent real estate strategy. The execution of that strategy was seamle... **See more**





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